

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2013

Via E-mail
Armando Espinoza
President and Chief Executive Officer
Aceway Corp.
2620 Regatta Dr., Suite 102
Las Vegas, NV 89128

>   **Re: Aceway Corp.**
>   **Registration Statement on Form S-1**
>   **Filed August 12, 2013**
>   **File No. 333-190547**

Dear Mr. Espinoza:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

   - your disclosure indicates that you are a development stage company issuing penny stock;

   - you do not appear to have an office or place of business other than that provided by your transfer agent;

   - you have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

   - you have a net loss of $5,446 to date and you have not generated any revenues to date;

- you have assets of only $24,367 consisting only of cash and cash equivalents; and

- your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

2. Please revise the disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have no operations and no or nominal non-cash assets. See Rule 405 of Regulation C under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of such status, including the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities. Please also disclose your shell company status on your prospectus cover page and add a risk factor regarding the risks to security holders of such status.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

4. Please disclose the *net* proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares being offered. (emphasis added) Please refer to Item 501(b)(3) of Regulation S-K.

5. Please disclose whether you have made any arrangements to place the funds received during the offering in escrow, trust, or similar account. If not, please state this fact and describe any resulting impact on investors. Please refer to Item 501(b)(8)(iii).

Prospectus Summary, page 3

Corporate Background and Business Overview, page 3

6. Please disclose in this section the fact that you have generated net losses since inception and the fact that your auditor has issued a going concern opinion, as you state elsewhere in your prospectus. Please refer to Item 503(a) of Regulation S-K.

7. Please disclose in this section that you have one employee, and that he will contribute approximately 16 hours per week to the development of your business, as you state elsewhere in your prospectus.

8. Please clarify here, and elsewhere in your prospectus as applicable, the countries in South America in which you intend to do business.

Summary of the Offering, page 5

Use of Proceeds, page 5

9. Please disclose that there is no guarantee that you will receive any proceeds from the offering. Additionally, please also disclose the *net* proceeds that you will receive if all 20,000,000 shares are sold. (emphasis added)

10. We note your statement that "[i]f [you] sell 25% or less of [your] shares under the Offering, [you] will have to seek out additional capital . . . ." However, your disclosure in the third risk factor on page 7, and elsewhere in your prospectus, indicates that you will have to raise additional capital even if you receive the maximum amount of proceeds from the offering. If your disclosure in this section refers to the funds necessary to commence operations, please clarify this fact and state clearly that you will need to raise additional funds to sustain operations for the next 12 months, even if you receive the maximum amount of proceeds from the offering.

Risk Factors, page 7

11. Please add a risk factor disclosing the fact that Mr. Espinoza, your sole officer and director, may have interests in other business activities that conflict with your interests and that Mr. Espinoza may become aware of business and investment opportunities that he may be required to present to you, as well as to other entities to which he owes a fiduciary duty, as you state on page 24.

12. We note that the registration statement was signed by Mr. Espinoza in Panama City, Panama. We also note that you relied on Regulation S for the issuance of shares to Mr. Espinoza. Accordingly, if Mr. Espinoza resides in Panama and is not a citizen of the United States, please provide a risk factor pertaining to the difficulty that U.S.

stockholders would face in effecting service of process against Mr. Espinoza. This risk factor should address the risk U.S. stockholders face in:

- effecting service of process within the United States on Mr. Espinoza;

- enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against Mr. Espinoza;

- enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against Mr. Espinoza; and

- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against Mr. Espinoza.

Alternatively, please advise us as to why you believe such a risk factor is unnecessary.

Risks Relating to Our Business, page 7

Investors may not be able to adequately evaluate our business, page 7

13. We note your statement that "there is no assurance our future operations will result in profitable revenues." Please clarify that there is no assurance what you will commence operations or that you will generate any revenue.

The current status of our business depends on securing contracts, page 8

14. Please clarify in this risk factor whether, to date, you have purchased any products from the preferred suppliers to which you refer. Please also clarify this fact in your Description of Business section.

Low demand for our products and the inability to develop and introduce new products, page 9

15. We note your statement that your anticipated competitive advantage is partly dependent on your ability to "introduce new products in a timely manner at ndeavour margins." Please provide additional detail regarding the meaning of ndeavour margins, or revise.

Risks Relating to Our Common Stock, page 9

16. Please add a risk factor discussing the risks associated with any lack of liquidity in the prospective market for your common stock. In this regard, we note your disclosure in the second risk factor of this section regarding the level of stock ownership that Mr. Espinoza holds currently, and that he will hold following the offering.

Our sole director and officer owns 100% of the shares of common stock, page 9

17. We note your disclosure that Mr. Espinoza will have the ability to "substantially influence" all matters requiring stockholder approval. Please revise your disclosure to clarify, if true, that Mr. Espinoza will in fact have the ability to determine the outcome of such actions. Please also revise the heading of this risk factor to reflect the fact that Mr. Espinoza will have the ability to determine the outcome of actions requiring shareholder approval.

If we do not file a registration statement on Form 8-A . . . , page 10

18. Please revise this risk factor as necessary to reflect that your fiscal year ends on June 30th and that you filed this registration statement in 2013.

Plan of Distribution; Terms of the Offering, page 15

19. Please file the subscription agreement to which you refer in this section as an exhibit to the registration statement.

Description of Business, page 18

20. Please add a sub-section that describes the state and operation of the consumer market in South America for the electronic products and accessories that you plan to sell. The purpose of this description should be to place your proposed operations in an appropriate context. To the extent material, please separately discuss the applicable markets in each of the countries in which you plan to offer products.

21. Please describe how customers will receive any products that they purchase on your website. In doing so, please clarify whether you plan to purchase products from your suppliers and hold inventory, and if so, where you plan to hold any such inventory. Please also disclose which party is responsible for the cost of shipping products from your suppliers to you, and from you or your suppliers to your customers, as applicable. We may have further comment after reviewing your response.

Competition, page 22

22. We note your statement that you "believe that the products [you] are able to offer provide optimal value for customers given their low cost and high quality." Please provide additional detail regarding the basis for your belief in this regard, and the reason(s) that you believe that your products are of a higher quality and/or lower cost than products of other companies that sell low-cost consumer electronic products in South America.

Governmental Regulation, page 23

23. We note your disclosure that you are not aware of governmental regulations that would be material to your operations. However, we also note your disclosure in the third risk factor on page 8 which indicates that your import operations are subject to a number of government regulations, and which implies that such regulations may have a material impact on your business. Accordingly, please provide the disclosure required by Item 101(h)(4)(ix) of Regulation S-K, or advise us as to why you believe such disclosure is not required.

Description of Property, page 23

24. We note your statement that your sole officer and director has provided you with furnished office space. However, the cover page of your registration statement indicates that the address of your principal executive office is that of your transfer agent. Please clarify the location of your principal executive office. If your principal executive office is that of your transfer agent, please clarify your statement that your sole officer and director has provided you with such space.

Management, page 23

25. Please briefly describe the other business activities of Mr. Espinoza, including the other entities to which he may owe a fiduciary duty and the business activities of such entities. In this regard, we note your disclosure on page 24.

Legal Proceedings, page 24

26. We note that the disclosure in this section is based upon "the best of [your] knowledge." Please advise us of the factors that lead you to believe that you need the "to the best of my knowledge" qualifier.

Part II, page 45

Exhibits and Financial Statement Schedules, page 46

Exhibit 5.1 – Legal Opinion of Karen Batcher, Attorney at Law

27. Please have counsel revise the legal opinion to briefly describe the securities to which the legal opinion pertains, including the amount and title of such securities. In this regard, we are concerned that counsel's reference to "the Shares" in the third paragraph of the opinion is currently unclear.

28. Please have counsel revise the fourth paragraph opinion to expand the basis for counsel's opinion to Nevada law, as opposed to limiting the opinion to Nevada securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Karen A. Batcher